Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: March 18, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 18, 2016 to the Prospectus dated February 19, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	3.300% Notes due 2026
Currency:	USD
Size:	$2,500,000,000
Maturity:	April 1, 2026
Coupon:	3.300%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.625% US Treasury due 2/26
Spread to Benchmark Treasury:	+145 basis points
Benchmark Treasury Yield:	1.864%
Price to Public:	99.881% of face amount
Yield to maturity:	3.314%
Proceeds (Before Expenses) to Issuer:	$2,485,775,000 (99.431%)
Interest Payment Dates:	April 1 and October 1 of each year, commencing October 1, 2016
Business Day:	New York and London
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after January 1, 2026, at a redemption price equal to 100% principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
CUSIP/ISIN:	46625HQW3/US46625HQW33
Trade Date:	March 18, 2016
Settlement Date:	March 23, 2016 (T+3)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Scotia Capital (USA) Inc.

Capital One Securities, Inc.

Danske Markets Inc.

Fifth Third Securities, Inc.

ING Financial Markets LLC

Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Regions Securities LLC RBC Capital Markets, LLC
TD Securities (USA) LLC UniCredit Capital Markets LLC Academy Securities, Inc. Lebenthal & Co., LLC. Loop Capital Markets LLC The Williams Capital Group, L.P.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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